UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Viad Corp	**0000884219**
Exact name of registrant as specified in charter	Registrant CIK Number
Year ended December 31, 2008	**001-11015**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available


09012034

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

☐ Rule 201 (Temporary Hardship Exemption)

☐ Rule 202 (Continuing Hardship Exemption)

☒ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 26, 2009.

Viad Corp

By: ______________________
Scott E. Sayre
Vice-President, General Counsel &
Secretary



Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, that the information set forth in this statement is true and complete.

By: ______________________
(Name and Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2008**

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: **001-11015**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 800
PHOENIX, AZ 85004-4545

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN



By: ______________________
Suzanne Pearl
Chairman, Viad Corp Capital Accumulation Plan Committee

DATE: June 26, 2009

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2008 and 2007,
Supplemental Schedules as of and for the
Year Ended December 31, 2008, and Report of
Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective December 31, 2007, the Viad Corp Employees' Stock Ownership Plan was merged into the Viad Corp Capital Accumulation Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) reportable transactions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Phoenix, Arizona
June 26, 2009

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008		
	Allocated to Participants	Unallocated	Total
ASSETS			
Investments at Fair Value:			
Participant-Directed Investments	$ 80,004,505	$ -	$ 80,004,505
Non-Participant-Directed Investments	-	19,368,204	19,368,204
Participant Loans Receivable	2,026,172	-	2,026,172
Total Investments	82,030,677	19,368,204	101,398,881
Receivables:			
Participant Contributions	36,116	-	36,116
Employer Contributions	18,455	-	18,455
Dividends on Participant-Directed Investments	20,489	-	20,489
Dividends on Non-Participant-Directed Investments	-	31,345	31,345
Total Receivables	75,060	31,345	106,405
Restricted Cash	-	3,640	3,640
Total Assets	82,105,737	19,403,189	101,508,926
LIABILITIES			
Note Payable to Viad Corp	-	7,943,000	7,943,000
Accrued Administrative Expenses Payable to Viad Corp	-	34,385	34,385
Total Liabilities	-	7,977,385	7,977,385
Net Assets Available for Benefits at Fair Value	82,105,737	11,425,804	93,531,541
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	82,617	-	82,617
Net Assets Available for Benefits	$ 82,188,354	$ 11,425,804	$ 93,614,158

(Continued)

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2007		
	Allocated to Participants	Unallocated	Total
ASSETS			
Investments at Fair Value:			
Participant-Directed Investments	$ 113,162,987	$ -	$ 113,162,987
Non-Participant-Directed Investments	-	30,301,484	30,301,484
Participant Loans Receivable	1,990,236	-	1,990,236
Total Investments	115,153,223	30,301,484	145,454,707
Receivables:			
Participant Contributions	77,274	-	77,274
Employer Contributions	35,654	-	35,654
Dividends on Participant-Directed Investments	48,058	-	48,058
Dividends on Non-Participant-Directed Investments	-	38,646	38,646
Total Receivables	160,986	38,646	199,632
Cash	4,053	-	4,053
Restricted Cash	-	7,449	7,449
Total Assets	115,318,262	30,347,579	145,665,841
LIABILITIES			
Note Payable to Viad Corp	-	8,943,000	8,943,000
Accrued Administrative Expenses Payable to Viad Corp	-	27,410	27,410
Total Liabilities	-	8,970,410	8,970,410
Net Assets Available for Benefits at Fair Value	115,318,262	21,377,169	136,695,431
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(42,785)	-	(42,785)
Net Assets Available for Benefits	$ 115,275,477	$ 21,377,169	$ 136,652,646

(Concluded)

See Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008			
	Allocated to Participants	Unallocated	Total	2007
ADDITIONS:				
Contributions:				
Participant contributions	$ 9,467,191	$ -	$ 9,467,191	$ 10,889,928
Employer contributions	-	1,110,000	1,110,000	-
Allocation of Viad Corp common stock at market	4,947,457	-	4,947,457	-
Additional employer contributions of Viad Corp common stock at market	420,500	-	420,500	-
Net transfer from Viad Corp Employees' Stock Ownership Plan:				
Participant-directed balances-allocated	-	-	-	19,759,797
Non-participant-directed balances-unallocated	-	-	-	21,377,169
Total Contributions and Transfers	14,835,148	1,110,000	15,945,148	52,026,894
Investment Income (Loss):				
Net depreciation in fair value of investments	(41,242,123)	(5,985,823)	(47,227,946)	(2,354,299)
Dividends	1,836,972	139,226	1,976,198	3,483,642
Interest	730,941	-	730,941	875,781
Net Investment Income (Loss):	(38,674,210)	(5,846,597)	(44,520,807)	2,005,124
DEDUCTIONS:				
Benefits paid to participants	9,248,061	-	9,248,061	13,939,373
Allocation of Viad Corp common stock at market	-	4,947,457	4,947,457	-
Interest expense	-	211,009	211,009	-
Other expenses	-	56,302	56,302	-
Total Deductions	9,248,061	5,214,768	14,462,829	13,939,373
Increase (Decrease) in Net Assets Available for Benefits	(33,087,123)	(9,951,365)	(43,038,488)	40,092,645
Net Assets Available for Benefits, Beginning of Year	115,275,477	21,377,169	136,652,646	96,560,001
Net Assets Available for Benefits, End of Year	$ 82,188,354	$ 11,425,804	$ 93,614,158	$ 136,652,646

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General. The Plan, commonly known as Toward Retirement Income Management or "TRIM," is a defined contributed plan which was established on January 1, 1985 and has been amended periodically since that date. The Plan was established for the purpose of providing retirement benefits for United States employees of Viad Corp, its division and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan and leased employees. Employees are eligible to participate in the Plan if the position in which they work is one that would customarily have at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Any employee that is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. The Plan is administered by Viad, with specific delegated power and responsibility for daily administration to the Plan committee (the "Committee"), consisting of at least three persons appointed by the Chief Executive Officer of the Company. The Plan is subject to various regulations, particularly Section 401(k) of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan holds shares of Viad common stock in a trust for use in allocating shares to participants. Allocations are determined based on a formula which incorporates the total unallocated shares at the beginning of the year, total unpaid principal and interest due pursuant to a loan payable and principal and interest paid on such loan in the current year. Allocated shares vest fully upon allocation and dividends paid on allocated shares are reinvested in additional shares.

The financial statements of the Plan present separately the assets and liabilities pertaining to (a) the accounts of employees with vested rights in allocated shares (Allocated to Participants) and (b) Viad common stock not yet allocated to participants (Unallocated). Allocated shares are held in a trust and managed by T. Rowe Price, as trustee, while unallocated shares are held by the Company's transfer agent.

Plan Merger. Effective December 31, 2007, the Viad Corp Employees' Stock Ownership Plan ("ESOP"), which was used to provide a matching contribution for participants of the Plan, was merged into the Plan. The ESOP was established effective as of June 1, 1989 (and as restated June 1, 2005) and operated, in relevant part, as a leveraged employee stock ownership plan and was designed to comply with Section 4975(e)(7) and the regulations thereunder of the Code, and was subject to the applicable provisions of ERISA. After the merger, the ESOP is maintained as an employee stock ownership plan feature offered by the Plan in accordance with Treasury Regulation section 54.4975-11(a)(5). The terms of the ESOP have been included as an appendix to the Plan and will continue to be administered in substantially the same manner as before the merger, except that the ESOP appendix will not be a separate plan within the meaning of the Code and ERISA. As a result of the merger, the net assets available for benefits in the ESOP of $41,136,966 as of December 31, 2007 were transferred into the Plan.

Contributions. Participants may contribute up to 50 percent of annual compensation as defined by the Plan, subject to annual limitations prescribed by the Code. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by T. Rowe Price at the direction of the participants into various investment options offered by the Plan. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of "catch-up" contributions subject to annual limits prescribed by the Code. During both 2008 and 2007, the Plan offered 20 mutual funds and two common/collective trusts as investment options for participant contributions.

Effective January 1, 2008, the Plan began permitting participants to defer, on an after-tax payroll deduction basis, "Roth" contributions. Participants may elect to contribute either pre-tax or after-tax Roth contributions, or a combination or both, up to the annual limitations prescribed by the Code.

Matching contributions to the Plan are made by the Company and consist of Viad common stock. Participants receive a matching contribution based on the aggregate pre-tax and Roth deferrals to the Plan of 100 percent of the first three percent of wage reduction and an additional matching contribution of 50 percent of the next two percent of wage reduction, for an overall maximum matching contribution of four percent of annual compensation. This matching formula qualifies under the safe harbor provisions of the Code and Treasury Regulations. All matching contributions are 100 percent vested and non-forfeitable when made and are limited to the applicable amounts as prescribed by the Code. Company contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Prior to the merger, in-service withdrawals of matching contributions from the ESOP were not permitted; however, such amounts were available for withdrawal from the ESOP and reinvestment in the Plan at the participant's direction. After the merger of the plans, participants may exchange amounts held as matching contributions in the form of Viad common stock for any investment option available within the Plan.

Viad is required to make cash contributions to the Plan if dividends earned on unallocated shares are not sufficient to repay the Plan's note payable to the extent required by the terms of the note. During 2008, Viad contributed $1,110,000 to the Plan. During 2008, the formulaically-determined allocated shares were not sufficient to match participants' accounts and consequently Viad contributed additional shares from its shares held in treasury in order for participants to receive their full Company match.

Viad's Board of Directors may also provide discretionary profit sharing allocations of additional shares of Viad common stock. These profit sharing allocations would be made pro rata based on participant compensation and would be 100 vested once made. No such discretionary profit sharing allocations were made in either 2008 or 2007.

Voting Rights. Each participant is entitled to exercise voting rights attributable to the shares allocated in the account and is notified by T. Rowe Price prior to the time that such rights are to be exercised. Shares of allocated stock for which no instructions are received are voted by the Committee as a single block in accordance with the instructions received with respect to a majority of such shares for which instruction is received, unless the Committee determines that the interest of the participants requires them to vote in a different way. The Committee votes the unallocated shares.

Participant Accounts. As record keeper for the Plan, T. Rowe Price maintains individual accounts for each Plan participant. Each participant's account is credited with employee contributions, Company matching contributions, any rollover deposits transferred to the Plan, dividend and interest income, the net appreciation/depreciation in the fair value of the Plan's investments and Company discretionary contributions, if any. The benefit to which a participant is entitled is the total of the participant's invested account less any outstanding participant loans.

Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave their account balance with the Plan, subject to the rules for required distributions. Distributions of allocated Viad shares are made in cash or, if the participant elects, in the form of Viad common stock plus cash for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution and if the participant has reached the age of 59½, becomes totally disabled or deceased. If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.

Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant's account balance or $50,000, reduced by the participant's highest outstanding loan balance in the previous 12 months. The applicable interest rate is determined by the Committee. Current policy establishes the interest rate as the prime rate at the beginning of the month in which the loan withdrawal is made plus one percent. Loans shall be repaid in equal installments over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. An administrative fee of $50 is charged for loans on a participant's account balance.

Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship as described in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained.

Spin-Off of MoneyGram International, Inc. In 2004, Viad spun-off its wholly-owned subsidiary, MoneyGram International, Inc. ("MoneyGram"), and distributed all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. As a result, as of December 31, 2008 and 2007, MoneyGram common stock was held by the Plan; however, MoneyGram is not an investment election for future participant contributions. Effective January 1, 2010, MoneyGram common stock will no longer be held in the Plan as an investment.

Plan Termination and Amendment. While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. In December 2007, the Plan was amended to provide for the adoption of Roth contributions, the elimination of stock holdings other than Viad common stock after a period of two years, the inclusion of primary beneficiaries for certain hardship withdrawal purposes and the formal adoption of military reservist distributions and non-spousal rollovers. In 2008, the Plan was amended to provide for participant responsibility to confirm the accuracy of participant directions.

Note 2. Summary of Significant Accounting Policies

Significant accounting policies are as follows:

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment instruments, including mutual funds, common stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan. Common stock is valued at quoted market price. The common/collective investment trust fund with underlying investments in benefit-responsive investment contracts is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the remaining common/collective trust is based on its NAV, as reported by the managers of the common/collective trust and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Participant loans receivable are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," the statements of net assets available for benefits presents the fair value of the Plan's investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan are deducted from income earned from mutual funds on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses. Participants are charged a loan processing fee, retirees and terminated employees are charged a quarterly administrative fee and participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders. Mutual fund investments bear a fund expense, which is reflected in the NAV of the fund. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. Audit and legal fees associated with the unallocated portion of the Plan are paid by the Plan and all other Plan-related expenses are paid directly by Viad.

Payment of Benefits. Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncement. The financial statements reflect the adoption of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," effective January 1, 2008. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosure about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

Note 3. Fair Value Measurements

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at December 31, 2008 Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds	$ 55,384,165	$ 55,384,165	$ -	$ -
Viad Corp common stock	32,076,982	32,076,982	-	-
Common/collective trusts	11,435,638	-	11,435,638	-
Participant loans receivable	2,026,172	-	-	2,026,172
Other common stock	475,924	475,924	-	-
Total	$ 101,398,881	$ 87,937,071	$ 11,435,638	$ 2,026,172

Mutual funds are valued using the NAV provided by T. Rowe Price. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Common/collective trusts are investment vehicles valued using the NAV provided by T. Rowe Price. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The common/collective trusts are classified within level 2 of the valuation hierarchy because their unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant loans receivable are valued at cost plus accrued interest, which approximates fair value, and are classified within level 3 of the valuation hierarchy. The changes in the fair value of the Plan's level 3 assets during 2008 consisted of purchase, issuances and settlements.

Note 4. Investments

Investments held as of December 31, 2008 and 2007 are as follows:

	2008		2007	
Participant-Directed:				
Viad Corp	$ 12,708,778	*	$ 13,599,833	*
T. Rowe Price Value Fund	11,127,047	*	20,637,665	*
T. Rowe Price Stable Value Fund	8,843,432	*	7,238,933	*
T. Rowe Price Prime Reserve Fund	7,724,424	*	7,582,847	*
T. Rowe Price Equity Index 500 Fund	5,981,408		10,576,668	*
T. Rowe Price Blue Chip Growth Fund	5,682,980		9,786,198	*
T. Rowe Price New Horizons Fund	4,753,751		7,613,376	*
T. Rowe Price Retirement 2020 Fund	2,984,062		3,051,845	
T. Rowe Price Bond Index Trust	2,592,206		2,256,416	
T. Rowe Price Retirement 2025 Fund	2,179,358		2,398,097	
T. Rowe Price Retirement 2030 Fund	2,161,039		2,451,350	
T. Rowe Price International Growth & Income Fund	2,024,975		3,308,989	
T. Rowe Price Retirement 2015 Fund	1,844,426		2,261,231	
T. Rowe Price International Stock Fund	1,843,167		3,196,999	
T. Rowe Price Spectrum Income Fund	1,647,251		1,670,195	
T. Rowe Price Retirement 2010 Fund	1,531,053		1,921,087	
T. Rowe Price Retirement 2035 Fund	1,376,049		1,529,887	
T. Rowe Price Retirement 2040 Fund	1,015,562		1,178,485	
T. Rowe Price Retirement 2005 Fund	732,772		382,370	
MoneyGram International, Inc.	475,924		9,477,811	*
T. Rowe Price Retirement Income Fund	291,760		522,419	
T. Rowe Price Retirement 2045 Fund	254,732		188,808	
T. Rowe Price Retirement 2055 Fund	132,354		51,450	
T. Rowe Price Retirement 2050 Fund	95,995		280,028	
Total Investments Allocated to Participants	80,004,505		113,162,987	
Non-Participant-Directed:				
Unallocated shares of Viad Corp common stock	19,368,204	*	30,301,484	*
Participant Loans Receivable	2,026,172		1,990,236	
Total Investments	$ 101,398,881		$ 145,454,707	

* Investment represents five percent or more of the Plan's net assets.

Net appreciation/depreciation in fair value of investments and dividend income for the years ended December 31 by major classification of investments is as follow:

	2008		2007	
	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income
Mutual funds	$ (29,800,986)	$ 1,765,239	$ 489,569	$ 3,443,827
Viad Corp common stock	(9,058,226)	210,959	(374,983)	6,796
Other common stock	(8,462,585)	-	(2,621,168)	33,019
Common/collective trusts	93,851	-	152,283	-
	$ (47,227,946)	$ 1,976,198	$ (2,354,299)	$ 3,483,642

Included in "Common/collective trusts" above is the T. Rowe Price Stable Value Fund which is valued at the aggregate contract value of the portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying investments ranged from 3.70 to 5.80 percent and 3.45 to 5.85 percent for 2008 and 2007, respectively, allowing for blended rates of return for the fund of 4.52 and 4.61 percent for 2008 and 2007, respectively. The remainder of the amounts in "Common/collective trusts" includes the T. Rowe Price Bond Index Trust which normally invests substantially all of its assets in a broad range of income producing securities which attempts to correspond to the total return performance of debt securities in the Barclays Capital U.S. Aggregate Index.

Note 5. Note Payable

As a result of the Plan's merger with the ESOP, the Plan assumed the ESOP's note payable to Viad, which is collateralized by such cash or stock contributions contributed to the Plan by the Company. Minimum principal payments of $250,000 (plus interest) are due quarterly with a final payment of any remaining balance of principal and interest due on December 31, 2016. The Committee administers the payment of interest and principal on the note payable to Viad from cash contributions made by the Company, as determined by the Plan documents. The interest rate on the note payable is based on a specified percentage of the London Interbank Offered Rate and is reset on a monthly basis. The average interest rate for 2008 was 2.5 percent.

Annual principal maturities for the succeeding years are scheduled to be $1,000,000 in 2009 through 2015 and $943,000 in 2016.

Note 6. Exempt Party-in-Interest Transactions

Plan investments include shares of registered investment companies and common/collective trusts managed by T. Rowe Price. As T. Rowe Price is the trustee as defined by the Plan, these transactions qualify as exempt party-in-interest transactions. The Plan also holds shares of common stock of Viad and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan's investment in Viad common stock as of December 31 was as follows:

	2008		2007	
	Allocated to Participants	Unallocated	Allocated to Participants	Unallocated
Number of shares	513,694	782,870	430,647	959,515
Acquisition cost	$ 4,354,307	$ 5,657,018	$ 3,542,302	$ 6,933,455
Fair value	$ 12,708,778	$ 19,368,204	$ 13,599,833	$ 30,301,484

During 2008, 112,370 shares of Viad common stock were released from shares held as security for the note payable to Viad as determined by a release formula per the Plan agreement and available for allocation to participants' accounts as described in Note 1. However, participant activity in the Plan was such that during 2008 a total of 129,789 shares were needed to make participants' matching contributions. The remaining 17,419 shares were contributed by Viad from shares held in treasury. In January 2008, 5,090 shares from the 2007 share allocation were contributed to participants' accounts after the merger. In addition, during 2008, 59,185 shares were released to Plan participants to correct an under release of shares which occurred in years 2005, 2006 and 2007 and discovered by Viad in 2008 during a routine investigation by the U.S. Department of Labor ("DOL") covering the operations of the ESOP. See Note 9.

Note 7. Federal Income Tax Status

The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company intends to submit a timely application for a determination letter in compliance with IRS guidelines placing plans on staggered submission cycles based on the last digit of the employer identification number ("EIN") of the Plan sponsor. Based on the Company's EIN, the Plan's period for on-cycle submission to the IRS will be between February 1, 2010 and January 31, 2011.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the financial statements as compared to the Form 5500 as of December 31:

	2008	2007
Total assets per financial statements	$ 101,508,926	$ 145,665,841
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	82,617	(22,821)
Total assets per Form 5500	$ 101,591,543	$ 145,643,020

The following is a reconciliation of the change in net assets available for benefits per the financial statements as compared to the Form 5500 for the years ended December 31:

	2008	2007
Increase (decrease) in net assets available for benefits per financial statements	$ (43,038,488)	$ 40,092,645
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,964)	90,389
Increase (decrease) in net assets available for benefits per Form 5500	$ (43,058,452)	$ 40,183,034

Note 9. Subsequent Events

By letter of May 5, 2009, the DOL closed its investigation of the ESOP without further action other than the required transmittal to the Secretary of Treasury that a prohibited transaction occurred and was corrected with respect to the under release of shares referred to in Note 6. The IRS has the authority to seek an excise tax for each taxable year during which the prohibited transaction is outstanding. In a letter to the DOL dated June 3, 2009, Viad has asserted that no prohibited transaction occurred based on the Company's reliance upon a statutory exemption for matters involving securities that have been corrected in a timely manner. The DOL is reconsidering its finding of a prohibited transaction; however, as of the filing of this report, Viad has not received a response from the DOL on this matter. The IRS has not contacted Viad with respect to the matter.

As of December 31, 2008, the Plan held 513,694 shares of Viad common stock allocated to participants and 782,870 unallocated shares of Viad common stock. At a quoted market price of $24.74 per share, these holdings aggregated $32,076,982, representing 34 percent of the Plan's net assets available for benefits. As of June 25, 2009, the Plan held 566,907 and 672,292 shares of Viad common stock allocated to participants and unallocated, respectively. These shares, at a quoted market price of $16.89 per share, aggregated $20,930,073 and represent a decline in value of approximately 35 percent since December 31, 2008.

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current Value
*	T. Rowe Price Value Fund	Mutual Fund - 734,459 shares	$	11,127,047
*	T. Rowe Price Stable Value Fund	Common/Collective Trust - 8,926,049 shares		8,926,049
*	T. Rowe Price Prime Reserve Fund	Mutual Fund - 7,724,424 shares		7,724,424
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund - 246,656 shares		5,981,408
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 246,979 shares		5,682,980
*	T. Rowe Price New Horizons Fund	Mutual Fund - 267,215 shares		4,753,751
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund - 268,592 shares		2,984,062
*	T. Rowe Price Bond Index Trust	Common/Collective Trust - 99,433 shares		2,592,206
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund - 274,478 shares		2,179,358
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund - 193,641 shares		2,161,039
*	T. Rowe Price International Growth & Income Fund	Mutual Fund - 215,652 shares		2,024,975
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund - 222,220 shares		1,844,426
*	T. Rowe Price International Stock Fund	Mutual Fund - 218,126 shares		1,843,167
*	T. Rowe Price Spectrum Income Fund	Mutual Fund - 159,463 shares		1,647,251
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund - 136,579 shares		1,531,053
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund - 176,643 shares		1,376,049
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund - 91,657 shares		1,015,562
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund - 84,812 shares		732,772
*	T. Rowe Price Retirement Income Fund	Mutual Fund - 28,271 shares		291,760
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund - 34,517 shares		254,732
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund - 21,591 shares		132,354
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund - 15,483 shares		95,995
	Viad Corp	Common Stock - 513,694 shares		12,708,778
	MoneyGram International Inc.	Common Stock - 466,592 shares		475,924
				80,087,122
	Unallocated shares of Viad Corp	Common Stock - 782,870 shares		19,368,204
	Participant loans receivable	Participant loans - interest at 4.8% to 11.5% per year, maturing through 2023		2,026,172
			$	101,481,498

*Party-in-interest

Note: Column (d) is not presented in the above table as cost information is not required for participant-directed investments

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions
Year Ended December 31, 2008

Column A	Column B	Column C	Column D	Column G	Column H	Column I
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
Single Transactions						
None						
Series of Transactions						
T. Rowe Price Stable Value Fund	Common/Collective Trust		$ 2,431,465	$ 2,430,447	$ 2,431,465	$ 1,018
		$ 4,655,430	-	4,655,430	4,655,430	
Viad Corp	Common Stock		1,437,611	1,437,647	1,437,611	(36)
		1,437,647	-	1,437,647	1,437,647	

NOTE: Reportable transactions are those cash transactions which either singularly or in series of combined purchases and sales during the year exceed five percent of the fair value of the Plan's assets at the beginning of the year.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-130175 and 333-145969 on Form S-8 of our report dated June 26, 2009, relating to the financial statements and financial statement schedules of the Viad Corp Capital Accumulation Plan (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the merger of the Viad Corp Employees' Stock Ownership Plan into the Viad Corp Capital Accumulation Plan as of December 31, 2007), appearing in this Annual Report on Form 11-K of the Viad Corp Capital Accumulation Plan, for the year ended December 31, 2008.

Deloitte & Touche LLP

Phoenix, Arizona
June 26, 2009